UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Stella Carakasi DTC, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   March 29, 2018

Physical address of issuer
1329 9Th Street, Berkeley, CA 94710

Website of issuer
http://StellaCarakasi.com

Current number of employees
12

	Most recent fiscal year-end 2019-12-31	Prior fiscal year-end 2018-12-31
Total Assets	$274,973	$27,290
Cash & Cash Equivalents	$7,992	$11,508
Accounts Receivable	$18,718	$15,716
Accounts Payable	289,501	25,390
Short-term Debt	$406,512	$130,765
Long-term Debt	$515,280	$508,500
Revenues/Sales	$1,166,532	$111,033
Cost of Goods Sold	$304,978	$46,924
Taxes Paid	$5,877	$427
Net Income	-$376,996	-$70,507

April 30, 2020
FORM C-AR

Stella Carakasi DTC, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Stella Carakasi DTC, Inc. a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://farm.one no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2020. *The company has not previously failed to comply with the requirements of Regulation Crowdfunding; however, this Annual Report has been filed two days late. Coronavirus pandemic has delayed The Company's ability to file this report on the date specified by SEC.*

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Stella Carakasi DTC, Inc. (the "Company" or "Stella Carakasi") is a Delaware Corporation, formed on March 29, 2018.

The Company is located at 1329 9Th Street, Berkeley CA 94710

The Company's website is http://StellaCarakasi.com.

The information available on or through our website is not a part of this Form C-AR.

BUSINESS

The Business Stella Carakasi DTC, Inc. is a direct-to-consumer modern lifestyle clothing brand backed by a team of highly experienced and engaged industry professionals. We design and manufacture a wide range of women's ready to wear apparel. We acknowledge the emotional value of clothing, and through our design choices and sustainable practices, we differentiate ourselves in the market offering sizes 2 - 16 in ALL of our styles, using sustainable fabrics when possible. Although most of the clothing is designed using Season-less fabrics, we release season appropriate capsules for both Spring and Fall.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the series seed preferred stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess:
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities your rebuying's limited
Any series seed preferred stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. That means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the apparel development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company offered series seed preferred stock in the amount of up to $1,070,000 in 2019 and closed on $35,250 in this offering. The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed, and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable le to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projection: Forward Looking Information
Any projections or forward-looking statement regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The series seed preferred stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the series seed preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our product obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify. We will compete with larger, established companies who currently have products on the market and/or various respective product development programs.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks and Internet domain names. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation have become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at anytime
Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The Laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disrupt ion in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Stella Carakasi DTC, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third- party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Stella Carakasi DTC, Inc. could harm our reputation and materially negatively impact our

financial condition and business.

New competitors may enter the market.
We operate in an established market space that regularly sees the entrance of new competitors. New competitors may copy our business model and provide a wider range of product at a lower price, target the same customer base which may force us to cut prices and decrease our margins.

Competitors may be able to call on more resources than us
While we believe that our company is unique, competitors may replicate our business and may be better capitalized than we are, which would give them a significant advantage.

Our results of operations are subject to variable influences and intense competition
Our company is sensitive to changes in consumer spending patterns, consumer preferences and overall economic conditions. We are also subject to fashion trends affecting the desirability of our products. In addition to competing with other direct- to-consumer apparel companies, we face competition from a broad range of retailers, many of which have greater financial resources than us.

We rely on third party manufacturers and vendors, some of whom are outside the United States.
Our products are primarily produced by, and purchased or procured from, independent manufacturing contractors located mainly in countries in North America, South America, Europe and Asia. A manufacturing contractor's failure to ship products in a timely manner or meet the required quality standards could cause us to miss the delivery date. Due to our dependence on overseas production, our business is subject to the following risks:

- Political and economic instability in countries, including heightened terrorism and other security concerns, which could subject imported or exported goods to additional or more frequent inspect ions, leading to delays in deliveries or impoundment of goods.
- Imposition of regulations and quotas relating to imports, including quotas imposed by bilateral textile agreements between the United States and foreign countries.
- Imposition of increased duties, taxes and other charges on imports.
- significant fluctuation of the value of the dollar against foreign currencies and labor shortages in countries where contractors and suppliers are located.
- A significant decrease in availability or an increase in the cost of raw materials.
- Restrictions on the transfer of funds to or from foreign countries.
- Disease epidemics and health-related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas.
- Increases in the costs of fuel, travel and transportation; increases in manufacturing costs in the event of a decline in the value of the United States dollar against major world currencies, particularly the Chinese Yuan, and higher labor costs being experienced by our foreign manufacturers in China.
- Violations by foreign contractors of labor and wage standards and resulting adverse publicity. If these risks limit or prevent us from selling or manufacturing products in any significant international market, prevent us from acquiring products from foreign suppliers, or significantly increase the cost of our products, our operations could be seriously disrupted until alternative suppliers are found or alternative markets are developed, which could negatively impact our business.
- Recently imposed tariffs and countervailing actions may increase our cost of goods or

result in delay to delivery. Recent trade disputes between the United States and its traditional trading partners Mexico and China may result in increased cost of goods for our products. Due to our focus on maintaining product prices for customers, we may be required to absorb those increased costs, resulting in lower gross profits additionally even without tariff duties impacting our cost of goods, our products may be subject to increased inspection or delays as retaliatory measures are taken by foreign governments.

- Uncertainty with respect to US trade policy may reduce our manufacturing choices and add to our expenses. Most of the suppliers of raw materials and/or manufacturers of our products are not in the United States. The current US President indicated a desire to re-negotiate trade deals and impose tariffs on material ls and products manufactured in foreign countries, including China. We may incur additional expenses if we are forced to base our manufacturing in the United States. Fluctuations in the price, availability and quality of raw materials could cause delays and increase costs and cause our operating results and financial condition to suffer. Fluctuations in the price, availability and quality of the fabrics or other raw materials used in our manufactured apparel, could have a material adverse effect on cost of sales or our ability to meet customer demands. The price and availability of the raw materials and, in turn, the fabrics used in our apparel may fluctuate significantly, depending on many factors, including crop yields, weather patterns, labor costs and changes in oil prices. If prices increase, we may not be able to pass these costs onto our customers, due to our competitive price point. This could result in lower gross margins and could have a significant adverse effect on our business, financial condition, and operating results. Delays in availability and delivery of raw materials could result in delays of product deliveries, potentially causing decreased sales and financial performance.

This offering g involves "rolling closings," which may earn that earlier investors may not have the benefit of information at later investors have.

Once we meet our target amount for this offering, we may request that Start Engine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks, and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

BUSINESS

Description of the Business

The Company designs, manufactures, and sells women's apparel clothing through E. Commerce as well as retail stores. The Company currently operates a boutique retail store located at 1901 Fourth Street in Berkeley as well as a week-end out-let store located at 1329 9th Street in Berkeley, CA.

Business Plan

Our business is in the early growth stages of Direct to Consumer model fueled by customer-centric data- driven decisions. This includes and is not limited to product offering/development, market share analysis, proof of concept at the retail level, as well as the development of our marketing ecosystem. Consumer behavior is dictating trends and by aligning more closely with our customers we are taking a proactive stance to interpret trends and customer needs. Our experience in designing and producing exceptional women's clothing is the basis for our innovation. We define innovation as collaborating with the consumer, disrupting the supply chain and demanding the best environmental practices from ourselves and our business partners.

History of the Business

The Company's Products and/or Services

Product	Description	Current Market
Modern Lifestyle Clothing	A range of various women's ready to wear apparel	Women's wear separates Missy size range 2 to 18 Extra small to extra Large

We are constantly designing and developing new styles and varieties of our clothing line, which we think might appeal to our customers. The company's revenue comes from direct sales to customers via E. Commerce and retail stores.

Competition

Currently, our chief competitors include Eileen Fisher, Lafayette 148, Vince and Oak & Fort. Eileen Fisher and Lafayette 148 offer sizes up to 18 but their clothes are known to be either basic in style or simply geared towards a more mature market. We compete with Vince and Oak & Fort in terms of an updated look, but their largest size is only 12 or 14 depending on the style. Our market advantage by going direct to consumer is offering high quality, fashionable clothing up to size 16 at affordable prices without the traditional retail markup.

Supply Chain and Customer Base

Raw materials (fabric) essential to our businesses are purchased worldwide in the ordinary course of business from fabric suppliers. In general, these materials are available from multiple sources.

Intellectual Property

The Company purchased certain intellectual property, including a trademark, and the right to use trade dress and other marketing related collateral from a related party, Two Star Dog, Inc. in exchange for a note payable. The purchase was not consummated on terms that could not be considered "arm's length". Thus, no amount has been capitalized in recognition of the acquisition. Two Star Dog, Inc. shares common management and ownership with the company

Governmental/Regulatory Approval and Compliance

We are engaged in the business of garment manufacturing and must and have registered with the Labor Commissioner in the State of CA. We are required and have a valid registration certificate from the California Labor Commissioner.

Litigation
We are not aware of any litigation filed or threatened against the Company.

Other
The Company's principal address is 1329 9th Street, Berkeley, CA 94710
The Company has the following additional addresses: 1901 Fourth Street, Suite 105, Berkeley, CA 94710

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Steven Boutrous
All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Chief Executive Officer
Dates of Service: March 29, 2018 - Present
Responsibilities: The Chief Executive Officer is appointed by the Board and has direct control over the affairs, property and business of the Company, supervise the formation of corporate policies and long-range plans for the Company and must perform such other duties as may be assigned to him from time to time by the Board or these Bylaws. The Chief Executive Officer may execute bonds, mortgages and other contracts requiring a seal, under the seal of the Company, except when required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof are expressly delegated by the Board to some other officer or agent of the Company. The Chief Executive Officer is one of the officers who may sign checks and drafts of the Company. In the event of the incapacity or inability to act of the Chief Executive Officer or, upon his request, the President or such other officer as chosen by the Chief Executive Officer may act in the Chief Executive Officer's place, subject to the authority of the Board.

Position: Chief Financial Officer
Dates of Service: October 15, 2018 - Present
Responsibilities: The Chief Financial Officer or Treasurer has responsibility for the custody of the corporate funds and securities and must see to it that full and accurate accounts of receipts and disbursements are kept in books belonging to the Company. The Chief Financial Officer or Treasurer must render to the Chairman of the Board, the Chief Executive Officer, the President, and the Board, upon request, an account of all financial transactions and of the financial condition of the Company. The Chief Financial Officer or Treasurer must also perform such other duties as the Board may from time to time prescribe.

Position: Director
Dates of Service: October 15, 2018 - Present
Responsibilities: All corporate powers must be exercised by or under the authority of, and the business and affairs of the Company must be managed under the direction of, the Board of Directors. In addition to the powers and authority expressly conferred upon it by these Bylaws, the Board of Directors may exercise all such powers of the Company and do all such lawful acts and things as are not by law, by any legal agreement among stockholders, by the Certificate of Incorporation, or by these By laws directed or required to be exercised or done by the stockholders.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Two Star Dog, Inc.
Position: President
Dates of Service: May 11, 2004 – Present
Responsibilities: Subject to such supervisory powers, if any, as may be given by the board of directors to the chairman of the board, if there be such an officer, the president shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the corporation. He shall preside at all meetings of the shareholders and, in the absence of the chairman of the board, or if there be none, at all meetings of the board of directors. He shall have the general powers and duties of management usually vested in the office of the president of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors or the bylaws.

Education
Bachelor of Arts Degree: University of Mary, Bismarck North Dakota (1992)

<u>*Officers*</u>

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Stella Carakasi
All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Stella Carakasi' current primary role is with the Issuer. Positions and offices currently held with the issuer:
Position: Board Secretary
Dates of Service: October 15, 2018 - Present
Responsibilities: The Secretary has responsibility for preparation of minutes of meetings of the Board and of the stockholders and for authenticating records of the Company. The Secretary must give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board. The Secretary or an Assistant Secretary may also attest all instruments signed any other officer of the Company. The Secretary must also perform such other duties as the Board may from time to time prescribe.

Position: Creative Director and head of Development
Dates of Service: October 15, 2018 - Present
Responsibilities: To design and reinforce the brand aesthetic. Responsibilities include designing as well as coming up with concepts, inspiration and colors based upon what will appeal to the market.

Position: Director
Dates of Service: October 15, 2018 - Present
Responsibilities: All corporate powers must be exercised by or under the authority of, and the business and affairs of the Company must be managed under the direction of, the Board of Directors. In addition to the powers and authority expressly conferred upon it by these Bylaws, the Board of Directors may exercise all such powers of the Company and do all such lawful acts and things as are not by Ja w, by any legal agreement among stockholders, by the Certificate of Incorporation, or by these By laws directed or required to be exercised or done by the stockholders.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Two Star Dog, Inc. Title: Secretary
Dates of Service: May 11, 2004 – Present
Responsibilities: To keep, at the principle executive office, a book of minutes of all meetings and actions of directors, committees of directors, and shareholders, with the time and if special, how authorized, the notice given, the names of those present at the directors' meetings or committee meeting, the number of shares present or represented at the shareholders' meetings and the

proceedings.

Employer: Two Star Dog, Inc. Title: Creative Director/Designer
Dates of Service: May 04, 2004 - October 15, 2018
Responsibilities: To design and reinforce the brand aesthetic. Responsibilities included designing as well as coming up with concepts, inspiration and colors based upon what will appeal to the market.

Education: Bachelor of Arts Degree: Akademie Sprachenschule Siegerland GmbH, Germany (1988)
AA Fashion Design and Merchandising Degree: College of Alameda, Alameda California (1992)

Name: Allan Boutrous

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Allan Boutrous' current primary role is with the Issuer. Positions and offices currently held with the issuer:
Position: Vice President
Dates of Service: October 15, 2018 - Present
Responsibilities: Support role for president having such powers and duties as may be delegated to him by the Board.

Position: Director of Brand
Dates of Service: October 15, 2018 - Present
Responsibilities: Creating a lasting impression among consumers and improving product sales and market share. Duties include the monitoring of market trends and overseeing advertising and marketing activities to ensure the right message is delivered for their product or service.

Position: Director
Dates of Service: October 15, 2018 - Present
Responsibilities: All corporate powers must be exercised by or under the authority of, and the business and affairs of the Company must be managed under the direction of, the Board of Directors. In addition to the powers and
authority expressly conferred upon it by these Bylaws, the Board of Directors may exercise all such powers of the Company and do all such lawful acts and things as are not by law, by any legal agreement among stockholders, by the Certificate of Incorporation, or by these By laws directed or required to be exercised or done by the stockholders .

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Two Star Dog, Inc. Title: Vice President
Dates of Service: May 11, 2004 - Present
Responsibilities: In the absence or disability of the president, the vice president shall perform all the duties of the president, and when so acting shall have all the powers of, and be subject to all restrictions upon, the president. The vice president shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors or bylaws, and the president, or the chairman of the board.

Employer: Two Star Dog, Inc. Title: Director of Brand

Dates of Service: May 11, 2004 - October 15, 2018
Responsibilities: Creating a lasting impression among consumers and imp roving product sales and market share. Duties include the monitoring of market trends and overseeing advertising and marketing activities to ensure the right message is delivered for their product or service.

Education
Bachelor of Arts: University of North Dakota, Grand Forks North Dakota (1985)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees (including the officers and directors) in California, and one consultant in VA. Six of these are hourly staff performing various operational and sales associate functions at the company's warehouse as well as retail store.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,858,333
Voting Rights	The Common Stock (a) is one and the same class, (b) has full and unlimited voting rights (with each share having one vote on each matter submitted to stockholders for vote), and (c) subject to the rights of the holders of Preferred Stock, (i) has equal rights of participation in dividends and distributions and (ii) is entitled to receive the net assets of the Company ratably upon liquidation, sale, or dissolution of the Company. Except as otherwise required by law, holders of Common Stock are not entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or the Statute. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital

	stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote.
Anti-Dilution Rights	No anti-dilution, put or call rights.
Material Rights	Dividend Rights Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by the rights of Series Seed Preferred Stock and any additional classes of stock that we may designate in the future.

Type of security	Series Seed Preferred Stock
Amount outstanding	273,541
Voting Rights	Each holder of shares of the outstanding Series Seed Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such a matter.
Anti-Dilution Rights	No anti-dilution, put or call rights.
Material Rights How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Other Material Rights: Dividends The Company may (when, as and if declared by the Board of Directors) declare and distribute dividends among the holders of Series Seed Preferred Stock and the holders of Common Stock pro rata based on the number of shares of Common Stock held by each, determined on an as-if-converted basis. Liquidation In the event of any liquidation or winding up of the Company, the holders of Series Seed Preferred Stock will be entitled to receive an amount per share equal to the Series Seed Original Issue Price (the "Series Seed Liquidation Preference"). After payment of the Series Seed Liquidation Preference, the remaining assets will be distributed ratably to the holders of Common Stock. The foregoing notwithstanding, for purposes of determining the amount to be received by each holder of Series Seed Preferred Stock, the holder will be deemed to have converted (regardless of whether the holder actually converted) his shares into shares of Common Stock immediately prior to the liquidation if, as a result of an actual conversion, he would receive, in the aggregate, an amount greater than the amount he would receive in respect of such shares if he did not convert them into shares of Common Stock. A consolidation or merger of the Company, a sale of substantially all its assets, or any transaction in which control of not less than 50% of the outstanding voting securities of the Company is transferred to unaffiliated third parties who are not then shareholders of the Company will be deemed to be a liquidation or winding up for the purposes of the liquidation preference and is referred to herein

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as a "Deemed Liquidation Event." Optional Conversion The holders of the Series Seed Preferred Stock will have the right to convert any or all shares of the Series Seed Preferred Stock, at the option of the holder, at any time, into shares of Common Stock. One share of Series Seed Preferred Stock is initially convertible into one share of Common Stock based on a conversion price equal to the Series Seed Original Issue Price (the "Series Seed Conversion Price"). The Series Seed Conversion Price may be adjusted based on certain events (see "Anti-dilution Provisions" below). Automatic Conversion The Series Seed Preferred Stock will be automatically converted into Common Stock at the then applicable conversion rate (a) upon the closing of an underwritten public offering of shares of capital stock of the Company in which (i) the aggregate cash proceeds to the Company equal or exceed $20 million, net of underwriters' commissions and expenses, and (ii) the price per share is not less than three times the Series Seed Original Issue Price, or

(b)   at any time upon the written approval of the holders of no less than 2/3rd of the outstanding Series Seed Preferred Stock. Governance, Management & Control Voting Rights Except as otherwise required by law or by the "Protective Provisions" below, the holders of the Series Seed Preferred Stock will vote together with the holders of the Common Stock. Each share of Series Seed Preferred Stock will carry a number of votes equal to the number of shares of Common Stock then issuable upon its conversion. Series Seed Stockholder Approval Items Without first having obtained the affirmative vote or written consent of the holders of not less than a majority of the outstanding shares of Series Seed Preferred Stock, the Company may not:(a) liquidate or enter into any transaction or agreement that would result in a Deemed Liquidation Event ; (b) declare or make any dividends; (c) redeem or repurchase any Company Stock (other than any employee stock repurchases pursuant to reverse vesting or employee agreements approved by the Board of Directors) (d) create a new class of preferred stock on a par with or senior to the Series Seed Preferred Stock; (e) change the authorized number of shares of Company Stock; or (t) adversely change the right s of the Series Seed Preferred Stock. Right to Force a Sale of the Company The Company must agree to any Deemed Liquidation Event transaction and all major shareholders must

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</table>

	likewise agree to such transaction upon the approval of (a) the Board of Directors, (b) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock, and (c) a majority of all outstanding Common Stock (other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock).Investor Protection
	Anti-dilution Provisions The Series Seed
	Conversion Price will be adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and similar events. Pro-Rata Rights In the event the Company proposes to offer equity securities to any person, holders of Series Seed Preferred Stock will have the pro rata right, based on their percentage equity ownership of Common Stock, calculated on a fully diluted basis (as converted), to participate in such offering, subject to customary exclusions, including equity securities issued: (a) upon conversion of any Series Seed Preferred Stock; (b) to the Company's employees, officers, directors or consultants as compensation; (c) as a dividend distribution on any Series Seed Preferred Stock; (d) to third parties in connection with technology licenses, strategic alliances, acquisitions, equipment leases, or other commercial financing transactions (not to exceed 2.5% of the Company's Common Stock calculated on a fully diluted basis in any 12-month period without the permission of the Board of Directors; or (e) to third parties in connection with a strategic corporate partnership or joint venture with a non-affiliate (not to exceed 2.5% of the Company's Common Stock calculated on a fully diluted basis in any 12- month period without the permission of the Board of Director. Any shares not subscribed for by a holder of Series Seed Preferred Stock may be reallocated among the other eligible holders of Series Seed Preferred Stock. The preemptive right is not applicable to a holder of Series Seed Preferred Stock if (i) at the time of the subsequent securities issuance, the holder is not an accredited investor and (ii) the subsequent securities issuance is otherwise being offered only to accredited investors.
	Information Rights So long as any of the Series Seed Preferred Stock is outstanding, the Company will deliver to each major holder of Series Seed Preferred Stock reviewed, compiled or audited annual and unaudited quarterly financial statements and other information reasonably requested by any holder of Series Seed Preferred

	Stock. The obligation of the Company to furnish such information will terminate at such time as the Company (i) consummates an IPO, (ii) becomes subject to the reporting provisions of the Securities Exchange Act of 1934, as amended, or (iii) upon a Deemed Liquidation of the Company.

As of December 31, 2019, we issued the following securities pursuant to Regulation Crowdfunding (1):

Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
$35,550	Working Capital	April 2019	Regulation CF

(1) The Company's securities offering under Regulation Crowdfunding closed on April 30, 2019 and the company did not issue any additional securities after April 2019.

Transferability of Securities
For a year, the securities can only be resold:
- In an IPO
- To The Company
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connect ion with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities
We have made the following issuance of securities within the last three years:

Name: Common Stock
Type of security sold: Equity Final amount sold: $185.83
Number of Securities Sold: 1,853,333
Use of proceeds: Working capital Date: October I5, 2018
Offering exemption relied upon: Private offering

Name: Series Seed Preferred Stock Type of security sold: Equity
Number of Securities Sold: 255,766, Use of proceeds: Exchange for Debt of the Related Party Company. November 01, 2018, Offering Exemption relied upon: Private offering

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Stockholder Na me	Number of Securities Owned	Type of Security Owned	Percentage Owned
Dai Jianping (ownership percentage of Series Seed Preferred Stock)	78,500	Series seed preferred stock	30.69
Steven Boutrous (ownership of Common Stock)	385,715	Common Stock	20.76
Allan Boutrous (ownership percentage of Common Stock)	385,715	Common Stock	20.76
Stella Carakasi (ownership percentage of Common Stock)	385,715	Commons Stock	20.76
Info Team Limited/Diana Ho (ownership percentage of Series Seed Preferred Stock)	65,000	Series seed preferred stock	25.41

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$821,939	-$376,996.00	$0.00

Operations and Future Operational Challenges:

The company is currently generating revenue selling Stella Carakasi branded clothing as well as non-branded accessories.

The company's projected sales of $1,250,000 for 2019 actual sales at the end of 2019 were $1,166,532. The company's main focus is on increasing sales and faces ongoing cash flow challenges. The Company was not able to raise the maximum funds in its 2019 Regulation CF offering. At the present the Company is maintaining at its start -up level activity. In 2019 in order to cover its operational obligations, purchase inventory, and fund growth using various digital marketing platforms, has used several Cash Flow financing loans, see below indebtedness section below for details. Cash Flow financing loans have expensive APR and are generally paid in less than a 12-month period.

The Company is actively looking for other sources of capital to fund its growth. Cash generated by current sales are not sufficient to fund growth and execute future plans:
- Increasing product sales revenue by increasing social media ad spend to increase our reach and scale our customer acquisition.
- Subscribe to a 3rd party creative service that provides graphic design and video editing to constantly create new ad creatives.
- Hire a full-time Google Ads expert to help us expand our current efforts.
- Increase our current SEO efforts to include off-site optimization and increase organic reach.
- Hire a 3rd party agency to optimize and manage e-mail campaigns.
- Hire a web developer that can customize our website to optimize for conversions.
- Bring on an influencer expert/ agency that can help us scale our Instagram influencer strategies.
- Start and expand our ad efforts on Pinterest and You Tube.
- Continue optimizing and leveraging all channels.

Liquidity and Capital Resources

The Company has incurred net losses of $70,507 for year ending December 31, 2018 and net losses of $376,996 for year ending December 31, 2019. Current liabilities exceed current assets by $132,334 as of December 31, 2019. The Company's ability to continue as a going concern in the next twelve months following the December 31, 2019 financial statements is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future.

Indebtedness:
- Creditor: Shopify Capital Inc Amount Owed: $132,659 at 12-31-2019, Interest Rate: 25.35%, Maturity Date: January 31, 2020

- Creditor: PayPal Working Capital, Amount Owed: $76,197.57 at 12-31-2019, Interest Rate: 34.96%, Maturity Date: July, 19,2020

- Creditor: ClearBanc, Amount Owed: $138,586 at 12-31-2019, Interest Rate: 10.46%, Maturity Date: April 30, 2020

- Creditor: Credibly, Amount Owed: $2933.64 at 12-31-2019, Interest Rate: 33.2%

- Creditor: Two Star Dog, Inc. Amount Owed: $37,885.47. Interest Rate: 0.0%, Maturity Date: March 31, 2020
  In 2018 the Company entered into a Consignment/Purchase agreement to purchase the balance of Two Star Dog's inventory to be sold by the Company.

- Creditor: Two Star Dog, Inc. Amount Owed: $370,000 at 12-31-2019, Interest Rate: 0.0%, Maturity Date: December 01, 2022
  In 2018, the Company issued a $500,000 promissory note in exchange for its trademarks Two Star Dog Inc., a related party ("the Related Party Note Payable"). Under the Related Party Note Payable, the Company must make monthly payments of the greater of $10,000 or 10% of net sales during the preceding month until the note is paid-in-full.

- Creditor: Steven Boutrous Amount Owed: $13,500 at 12-31-2019, Interest Rate: 0.0%, Maturity Date: January 21, 2020
  In 2018, the Company issued a promissory note to related party, Steven Boutrous. The principle amount of the note amounts to $13,500 and bears no interest. The Company will pay $1,000 per month starting in January 2019 with the last payment of $1,500 due in January 2020. Steve Boutrous is a member of the Company's management team. As if December 31, 2019 the Company has not been able to make any of its monthly payment obligations under the terms of this loan.

- Creditor: Steven Boutrous Amount Owed: $54,280 at 12-31-2019, Interest Rate: 0.0%, Maturity Date: On demand contingent on Company's cash availability.

- Creditor: Allan Boutrous, Amount Owed: $77,500 at 12-31-2019, Interest Rate: 0.00%, Maturity Date: On demand contingent on Company's cash availability

- Creditor: Stella Carakasi, Amount Owed: $6000 at 12-31-2019, Interest Rate:0.00%, Maturity Date: On demand contingent on Company's cash availability

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- Name of Entity: Steven Boutrous
  Relationship to the Company: Director
  Amount Owed: $13,500, Interest Rate: 0.0%, Maturity Date: January 21, 2020
  In 2018, the Company issued a promissory note to related party, Steven Boutrous. The principle amount of the note amounts to $13,500 and bears no interest. The Company will pay $1,000 per month starting in January 2019 with the last payment of $1,500 due in January 2020. Steve Boutrous is a member of the Company's management team. As of the date of this filing, the Company has made any of its monthly payment obligations under the terms of this loan.

- Name of Entity: Steven Boutrous Amount
  Relationship to the Company: Director
  Owed: $54,280 at 12-31-2019, Interest Rate: 0.0%, Maturity Date: On demand contingent on Company's cash availability.

- Name of Entity: Allan Boutrous,
  Relationship to the Company: Director
  Amount Owed: $77,500 at 12-31-2019, Interest Rate: 0.00%, Maturity Date: On demand contingent on Company's cash availability

- Name of Entity: Stella Carakasi,
  Relationship to the Company: Director
  Amount Owed: $6000 at 12-31-2019, Interest Rate: 0.00%, Maturity Date: On demand contingent on Company's cash availability

- Name of Entity: Two Star Dog Inc.
  Names of 20% owners: Steven Boutrous, Stella Carakasi, Allan Boutrous, Vivian Dai
  Relationship to the Company: Stella Carakasi DTC Inc. is operated by the same management team as Two Star Dog Inc. Nature/ amount of interest in the transaction: In 2018, the Company issued a $500,000 promissory note in exchange for its trademarks Two Star Dog Inc., a related party ("the Related Party Note Payable").
  Material Terms: Under the Related Party Note Payable, the Company must make monthly payments of the greater of $10,000 or 10% of net sales during the preceding month until the note is paid-in-full.

- Name of Entity: Two Star Dog Inc.
  Names of 20% owners: Steven Boutrous, Stella Carakasi, Allan Boutrous, Vivian Dai
  Relationship to Company: Stella Carakasi DTC Inc. is operated by the same management team as Two Star Dog Inc.
  Nature / amount of interest in the transaction: The Company sells items of inventory from related party Two Star Dog, Inc.
  Material Terms: Two Star Dog, Inc. shares common ownership and management with Stella Carakasi DTC Inc.

- Name of Entity: Two Star Dog Inc.
  Names of 20% owners: Steven Boutrous, Stella Carakasi, Allan Boutrous, Vivian Dai
  Relationship to Company: Stella Carakasi DTC Inc. is operated by the same management team as Two Star Dog Inc.
  Nature/ amount of interest in the transaction: The Company currently leases and occupies a warehouse and office space under a non-cancellable operating lease from related party Two Star Dog Inc.
  Material Terms: This lease commenced on November 1, 2018. This term ends on December 31, 2018 with a monthly payment of $7,200. Upon expiration of the initial term, the lease will continue on a month-to-month basis. The monthly payments will increase to $7,920 per month and $8,712 per month in the years of 2019 and 2020, respectively. The master lease is in the name of related party Two Star Dog, Inc.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.



(Signature)

Steven Boutrous
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.



(Signature)

Steven Boutrous
(Name)

CEO
(Title)

April 30, 2020
(Date)

EXHIBITS

Exhibit A

STELLA CARAKASI DTC, INC.

A Delaware Corporation

Internally Prepared Financial Statements for Years Ended December 31, 2019
and 2018
(Unaudited)

Stella Carakasi DTC Inc.

TABLE OF CONTENTS

Stella Carakasi DTC, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2019, and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$7,992	$11,508
Accounts receivable-AR	18,718	15,716
Accounts receivable-Non-AR	2067	65
Inventory	246,496	0
Total current assets	$275,273	$27,290
TOTAL ASSETS		
LIABILITIES & STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$294,663	$25,390
Accrued expenses	13,089	16,900
Short Term loans	388,261	90,162
Total current liabilities	$696,013	$132,452
Long Term Current Liabilities:		
Due to Related Parties	521,280	532,203
Total Long-Term liabilities	$521,280	$532,203
Total liabilities	$1,217,293	$664,655
SHAREHOLDERS EQUITY		
Common Stock (5,000,000 shares authorized; 1,858,333 issued & outstanding, at December 31,2019 & 2,000,000 issued & outstanding at 12-31-2018 $0.0001 par value)	186	200
Additional Paid-in capital	36,806	
Preferred Stock, Series Seed-1,135,000 shares authorized, 17,775 issued & outstanding, $2 par value	35,550	
Preferred Stock, Series Seed-1,135,000 shares authorized,255,766 issued & outstanding; no par value		
Accumulated Deficit	(1,014,561)	(637,565)
TOTAL LIABILITIES AND EQUITY	$275,273	$27,290

STELLA CARAKASI DTC, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2019 and for the period from March 29, 2018 (inception) to December 31, 2018

	2019	2018
Sales, net	$1,166,532	$111,033
Cost of goods sold	(304,978)	(46,924)
Gross Profit/(Loss)	861,554	64,108
Operating Expenses:		
Salaries and Wages	321,406	54,207
Sales and marketing	527,094	18,477
Rent	190,031	30,634
Legal & Professional	9,987	15,252
General & Administrative	107,495	11,320
Total Operating Expenses	1,156,013	129,890
Loss from Operations	(294,450)	(65,783)
Interest Expense	82,537	4,724
Net Loss	$ (376,996)	$(70,507)

STELLA CARAKASI DTC, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (UNAUDITED)
For the year ended December 31, 2019 and for the period from March 29, 2018 (inception) to December 31, 2019

| | Common Stock | | Stock Subsc. | Preferred Stock | | Non Cash | Additional Paid-in | Accumulated | Total Stockholders' |
	Shares	Amount	Adj.	Shares	Amount	Adjustment	Capital	Deficit	Equity
Beginning Balance 3/29/2018				—	—				
Issuance of Common Stock	2,000,000	200							200
Issuance of Preferred Stock				255,767	—	(567,059)			(567,059)
Change in Stock Subscription			(100)		—	—			(100)
Net Loss	—	—		—	—	—		(70,507)	(70,507)
Balance as of 12/31/2018	2,000,000	$200	$(100)	255,767		$(567,059)		$(70,507)	$(637,466)
Issuance of Preferred Stock				17,775	35,550		—		35,550
Exchange of Creditor Debt for Common Stock	(100,000)	(10)	20				36,805		36,816
Employee's Common Stock Shares-Vested/(Canceled)	(41,667)	(4)	63		—	—			59
Net Loss								(376,996)	(376,996)
Balance as of December 31, 2019	1,858,333	$186	$(17)	273,542	$35,550	$(567,059)	$36,805	$(447,503)	$(942,038)

See accompanying notes to
financial statements.

-4-

STELLA CARAKASI DTC, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2019 and year ending December 31, 2018

Cash Flows from Operating Activities	2019	2018
Net Loss	$ (376,996)	$ (70,507)
Changes in:		
Accounts Receivable	(5,004)	(15,781)
Accounts Payable	265,462	42,290
Change in Inventory	(246,496)	
Net Cash Used in Operating Activities	(363,034)	(43,999)
Net Cash Used in Investing Activities	---	---
Cash Flows from Financing Activities		
Change in Common Stock	(14)	200
Proceeds from Capital Contributions	36,806	
Proceeds from Sale of Preferred Stock	35,550	
Proceeds from Related Party Note	26,962	5328,203
Change in Non-Cash Retained Earnings		(567,058)
Proceeds from Short Term Loans	260,214	90,162
Net Cash Provided by Financing Activities	359,517	55,508
Net Change in Cash	(3,516)	11, 508
Cash at Beginning of Period	11,508	--
Cash at End of Period	$ 7,992	$ 11,508
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 82,537	$ 4,724

-5-
Stella Carakasi DTC, Inc.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019, and 2018 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

Stella Carakasi DTC, Inc. (the "Company"), is a corporation organized March 29, 2018 under the laws of Delaware. The Company designs, manufactures and sells women's apparel to consumers through online platforms as well as retails stores.

Prior to the second half of 2018, the Company operated as a segment of Two Star Dog, Inc., a company that shares common ownership and management with Stella Carakasi DTC, Inc. Two Star Dog, Inc. and Stella Carakasi DTC, Inc.

NOTE 2: GOING CONCERN

The Company has incurred net losses of $376,996 for the year ended December 31, 2019 and net losses of $70,507 for the year ended December 31, 2018. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

The Company has been impacted by the Coronavirus pandemic. Beginning March 17, 2020, The Company complied with the State of California mandates to close its retails store and require its employees to work from home. Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for the year following the date the financials were released

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Our products are primarily produced by, and purchased or procured from, independent manufacturing contractors located mainly in countries in North America, South America, Europe and Asia. A manufacturing contractor's failure to ship products in a timely manner or meet the required quality standards could cause us to miss the delivery date.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable, and collectability is reasonably assured.

In addition to its direct sales of proprietary inventory through its retail outlet, the Company also purchases inventory items from related party Two Star Dog, Inc to sell through all its sales channels. Two Star Dog, Inc. shares common ownership and management with the Company.

Inventory

Inventory is stated at the lower of cost or market. The inventory balances of $246,496 and $0 as of December 31, 2019 and 2018, respectively, consisted of finished clothing goods and inventory items in transit.

Rent

The Company currently leases a fully furnished (Office Computers, equipment & furniture) warehouse and office space. The lease was a non-cancellable operating lease commencing in November 1, 2018 and ending December 31, 2018 with a monthly payment of $7,200. Currently the lease continues on a month-to-month basis. The monthly payments were $7,920 per month for 2019 and will be at $8,712 per month for 2020. The master lease is in the name of related party Two Star Dog Inc.

Trademark

The Company purchased certain intellectual property, including a trademark and the right to use trade dress and other marketing related collateral from a related part, Two Star Dog, Inc. in exchange for a note payable. The purchase was not consummated on terms that could not be considered "arm's length." Thus, no amount has been capitalized in recognition of the acquisition. Two Star Dog Inc. shares common management and ownership with the company.

Related Party Transactions

The Company occupies retail space in the name of Two Star Dog Inc. Two Star Dog Inc. is commonly controlled by management of the Company.

The Company issued preferred stock to creditors of related party Two Star Dog, Inc. in exchange for cancellation of debt owed by Two Star Dog, Inc. Two Star Dog, Inc. is commonly controlled by management of the Company.

Due to Related Party

Due to Related Party consists of money due to related party, Two Star Dog Inc., for purchase of inventory items.

Advertising

The Company records advertising expenses in the year incurred.

Stella Carakasi DTC, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
As of December 31, 2019, and 2018 and for the periods then ended

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite e vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issues or com mitted to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterpart y's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

On October 15, 2018, the Company issued 595,000 restricted stocks to employees of the Company that bear a two-year vesting period. The vesting period commenced on December 1, 2018 and ends November 30, 2020. As of December 31, 2019, the Company removed vesting restrictions on 100,000 shares in exchange for forgiveness of debt due to shareholder, and recognized $36, 805 as additional paid-in-Capital as well as $10 in earned stock subscriptions receivable. The Company exercised its Repurchase Option, and purchased back at par value 41,677 non-vested shares of an employee who left the company prior to the vesting termination date. As of December 31, 2019, the Company had 353,333 restricted stocks to employees subject to vesting period ending in November 30, 2020.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities, and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also pro vides criteria for the recognition, measurement, present at ion and disclosure of uncertain t ax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company filed its initial l federal tax filing on April 16, 2019, and on February 12, 2020 The Company filed its 2019 federal tax filings.

The Company is subject to income tax filing requirements in the State of California. The Company's filed its initial California tax filing on April 16, 2019, and on February 12, 2020 the company filed its 2019 California tax filings

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's filed its initial Delaware tax filing on March 26, 2019, and on January 20, 2010, the company filed its 2019 California tax filings.

The Company collects sales tax on behalf of the State of California on sales to customers in that state. The Company's sales tax filings are generally subject to review for four years from the date filed.

STELLACARAKASI DTC, INC.
NOTESTO FINANCIALSTATEM ENTS (UNAUDITED) (CONTINUED)
As of December 31, 2019, and 2018 and for the periods then ended

<u>Recently Adopted Accounting **Pronouncements**</u>

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard settings bodies, and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of y recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adopt ion.

In November 2015, the FASB issued ASU {Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes,* or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods with in annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015 -1 7 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016 -18, *Statement of Cash Flows (Topic 230), Restricted Cash,* or A5U 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016 -18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalent s when reconciling the beginning of period and end of period total amount s on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016 -18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, *2014-09- Revenue from Contracts with Customers (Topic 606)* or ASU 2014 -09, and further up dated through ASU 2016-12, or ASU 201 6- 1 2, which amends the existing accounting standards for revenue recognition. ASU 20 14-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014 -09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016 -02, Leases (Topic 842), or ASU 2016 -0 2, which supersedes the guidance in A5C 840, Leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right -of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within t hose years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-based Payment Accounting, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting, or ASU 201 7-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adopt ion is permitted. The adoption of ASU 201 7-09 had no material impact on the Company's financial statements and related disclosures.

NOTE 4- DEBT

The Company has issued below promissory notes to related party entities and individuals.

Name of Entity: Steven Boutrous

Relationship to the Company: Director

Amount Owed: $13,500, Interest Rate: 0.0%, Maturity Date: January 21, 2020

In 2018, the Company issued a promissory note to related party, Steven Boutrous. The principle amount of the note amounts to $13,500 and bears no interest. The Company will pay $1,000 per month starting in January 2019 with the last payment of $1,500 due in January 2020. Steve Boutrous is a member of the Company's management team. As of the date of this filing, the Company has not been able to make any of its monthly payment obligations under the terms of this loan.

Name of Entity: Steven Boutrous

Relationship to the Company: Director

Owed: $54,280 at 12-31-2019, Interest Rate: 0.0%, Maturity Date: On demand contingent on Company's cash availability.

Name of Entity: Allan Boutrous

Relationship to the Company: Director

Amount Owed: $77,500 at 12-31-2019, Interest Rate: 0.00%, Maturity Date: On demand contingent on Company's cash availability

Name of Entity: Stella Carakasi

Relationship to the Company: Director

Amount Owed: $6000 at 12-31-2019, Interest Rate: 0.00%, Maturity Date: On demand contingent on Company's cash availability

Name of Entity: Two Star Dog Inc.

Names of 20% owners: Steven Boutrous, Stella Carakasi, Allan Boutrous, Vivian Dai

Relationship to the Company: Stella Carakasi DTC Inc. is operated by the same management team as Two Star Dog Inc.

Nature/amount of interest in the transaction: In 2018, the Company issued a $500,000 promissory note in exchange for its trademarks Two Star Dog Inc., a related party ("the Related Party Note Payable").

Material Terms: Under the Related Party Note Payable, the Company must make monthly payments of the greater of $10,000 or 10% of net sales during the preceding month until the note is paid-in-full.

Name of Entity: Two Star Dog Inc.

Names of 20% owners: Steven Boutrous, Stella Carakasi, Allan Boutrous, Vivian Dai

Relationship to Company: Stella Carakasi DTC Inc. is operated by the same management team as Two Star Dog Inc.

Nature/amount of interest in the transaction: The Company sells items of inventory from related party Two Star Dog, Inc.

Material Terms: Two Star Dog, Inc. shares common ownership and management with Stella Carakasi DTC Inc.

Name of Entity: Two Star Dog Inc.

Names of 20% owners: Steven Boutrous, Stella Carakasi, Allan Boutrous, Vivian Dai

Relationship to Company: Stella Carakasi DTC Inc. is operated by the same management team as Two Star Dog Inc

Nature/amount of interest in the transaction: The Company currently leases and occupies a warehouse and office space under a non-cancellable operating lease from related party Two Star Dog Inc.

Material Terms: This lease commenced on November 1, 2018. This term ends on December 31, 2018 with a monthly payment of $7,200. Upon expiration of the initial term, the lease will continue on a month-to-month basis. The monthly payments will increase to $7,920 per month and $8,712 per month in the years of 2019 and 2020, respectively. The master lease is in the name of related party Two Star Dog, Inc.

NOTE 5- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either   directly or indirectly, such as quoted prices for similar assets or liabilities, or market -corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach-Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach- Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, opt ion- pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (re placement cost).

Note 6-CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents that are placed with high quality financial institutions and at
times may exceed the amount of insurance provided on such deposits. The Company also relies on manufactures overseas and global economic changes may impact the company's ability to produce its merchandise in a timely manner, furthermore its dependence on shipping companies may pose a risk in delivering its merchandise on time.
The Company operates primarily from a single sales outlet in California.
As a result, the Company may be subject to risks confined to the local market in which it operates.